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                                                                    Exhibit 12.1

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
Earnings to Fixed Charges (In Millions)              1997          1998          1999          2000          2001

Income before Taxes                                  (3.2)         11.1          32.0         (53.8)          4.7
Interest Expense (a)                                 17.0          37.5          44.0          68.5          76.0
1/3 Rental Expense (b)                                1.0           1.9           2.2           2.2           2.6

Fixed Charges (a+b)                                  18.0          39.4          46.2          70.8          78.6

Earnings                                             14.8          50.5          78.6          17.0          83.3

Ratio                                                 0.8           1.3           1.7          0.24           1.1
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